UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 2000
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



                 THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN
           ----------------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Group Savings Incentive Plan:
         Independent Auditors' Report ............................      3
         Statements of Net Assets Available for Benefits,
           December 31, 2000 and 1999 ............................      4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 2000 and 1999      5
         Notes to Financial Statements ...........................      6
         Supplemental schedule at December 31, 2000
             and for the year then ended:
           Schedule H, Item 4i - Schedule of Assets Held for
             Investment Purposes, December 31, 2000...............      20
           Schedule H, Item 4j - Schedule of Reportable Transactions    23

           Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which such schedules are required or because such schedules have been previously submitted to the Department of Labor.


(b)  EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Auditors ................      24



SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE GROUP
                                               SAVINGS INCENTIVE PLAN

                                               -----------------------------
                                                      (Name of Plan)



Date     June 28, 2001                By
         -------------
                                               /s/David C. Walker
                                               -----------------------------
                                               (David C. Walker,
                                                Chief Financial Officer,
                                                GMAC Mortgage Group, Inc.)

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Trustees and Participants of
The GMAC Mortgage Group Savings Incentive Plan
Horsham, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The GMAC Mortgage Group Savings Incentive Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 8, 2001

                 THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2000 and 1999.


                                            2000            1999
                                         -----------   -----------
Assets:

Investments (Note 7)                   $242,490,271   $240,622,785
Loans Receivable                          5,905,859      5,353,513
                                        -----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS      $248,396,130   $245,976,298
                                        ===========    ===========

See Notes to Financial Statements.

                 THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
                     YEAR ENDED DECEMBER 31, 2000 and 1999.

                                             2000         1999
                                          -----------  -----------
Interest and dividends                    $20,029,238  $15,640,233
Net (depreciation) appreciation in the
   fair value of investments(Note 7)      (46,456,195)  16,760,711
Contributions:
   Employee                                27,525,210   24,910,114
   Employer - net                          13,058,243   11,387,228
                                          -----------  -----------
Total contributions                        40,583,453   36,297,342
Distributions to participants             (20,380,531) (11,754,600)
Transfers from Prior Plans                  3,394,343   12,300,315
Rollovers                                   5,249,524   10,819,790
                                          -----------  -----------

Increase in net assets available
   for benefits during the year             2,419,832   80,063,791
Net assets available for benefits
   at beginning of year                   245,976,298  165,912,507
                                          -----------  -----------
Net assets available for benefits
   at end of year                        $248,396,130 $245,976,298
                                          ===========  ===========

See Notes to Financial Statements.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
-----------------------------------------------------------------------------

1.  INFORMATION CONCERNING THE PLAN

      The GMAC Mortgage Group Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Group, Inc. (the "Group") on April 30, 1986. The Plan was restated effective January 1, 1998. The Plan was amended as of November 29, 1999 and December 15, 2000 with an effective date of January 1, 1999 for both amendments. The plan was amended primarily to clarify existing plan features and to effect administrative changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      The Plan is a defined contribution plan with a cash or deferred arrangement for employees of the Group, its participating subsidiaries and any related entities electing to adopt the Plan. The employees may elect to participate and must meet certain eligibility requirements. Subsidiaries or related entities participating in the Plan include:

         GMAC Residential Holding Corporation ("GMAC Residential")
         GMAC Residential Funding Corporation ("GMAC-RFC")
         GMAC Commercial Holding Corporation ("GMAC Commercial Mortgage")

      The Plan is sponsored and administered by the Group. At December 31, 2000 and 1999, all assets were held in trust at Fidelity Management Trust Company. A general description of the Plan provisions is incorporated in the notes that follow. Participants should refer to the Plan document for a complete description of the Plan provisions.

      In all types of transfers, employees of the former entity are vested in accordance with the Plan's vesting schedule and their original dates of hire, except where noted.


THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

Acquisitions by the Group and subsidiaries affecting the Plan:

                        Acquisition    Acquisition    Number of      Type of                           Plan Year
Entity Acquired            Date           Type        Employees      Transfer (1,2)     Amount (3)     Affected (4)
-------------------------------------------------------------------------------------------------------------------
                                                                                                          1999
GMAC Residential Holding Corp.
  Carlson Real Estate
   Company (5)          12/03/1998     Stock               230       Trust to Trust     $637,000
  Norwood Real Estate
   Company (5)                         Net Assets
  Landry, Lyons & Whyte
   Company (5)                         Net Assets
  Morrell & Associates
   Company              12/14/1998     Stock                38       Trust to Trust      195,000
  DiTech Funding Corp.  04/01/1999     Net Assets          638            (6)
  Bay Village           05/28/1999     Net Assets           34       Rollover
  Kinlin Grover         05/28/1999     Net Assets           14       Rollover
  TRAC/Windham          06/15/1999     Net Assets           90       Trust to Trust    1,084,000
  CHA Relocation        07/02/1999     Stock               100       Trust to Trust    1,634,000
  Dallamora             07/02/1999     Net Assets           21       Rollover

GMAC-RFC
  Capstead, Inc.        12/31/1998     Net Assets          291       Rollover
  Triad Financial
   Services, Inc.       03/01/1999     Net Assets          218       Rollover
  American Financial
   Consultants LLC      05/01/1999     Net Assets           64       Rollover
  Dynex                 11/10/1999     Net Assets            9       Rollover

GMAC Commercial Holding Corp.
  Newman and Associates
   Company              07/01/1998     Stock                60       Trust to Trust    8,750,000
  Bristol Realty
   Counselors           01/08/1999     Net Assets            6       Rollover
  Quantum Financial
   Services             04/30/1999     Net Assets            5       Rollover
  Allan D. Dannat &
   Company              08/03/1999     Stock                 6            (6)



See Notes on page 10.



THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

Acquisitions by the Group and subsidiaries affecting the Plan:


                        Acquisition    Acquisition    Number of      Type of                         Plan Year
Entity Acquired            Date           Type        Employees      Transfer (1,2)    Amount (3)    Affected (4)
-----------------------------------------------------------------------------------------------------------------
                                                                                                       2000
GMAC Residential Holding Corp.
  Koening & Strey       08/12/1999     Stock               200       Trust to Trust    2,098,000
  Pacific Union Real
   Estate Group         03/01/2000     Stock               150       Trust to Trust    1,300,000
  Hammond Residential
   Real Estate          03/13/2000     Net Assets           37       Rollover
 GHS New York Metro Inc.04/17/2000     Net Assets           72       Rollover
 Johnson & Johnson      07/17/2000     Net Assets           10       Rollover
 Solomon Wilmington &
   Associates           09/15/2000     Net Assets            4       Rollover
Siery & Kiem            10/24/2000     Net Assets           10       Rollover

GMAC-RFC
  ULG (CA)              04/01/2000     Net Assets          177       Rollover

GMAC Commercial Holding Corp.
  CSC Cypress
   Financial, Inc.      12/01/2000     Net Assets            6       Rollover





THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

Acquisitions by the Group and subsidiaries affecting the Plan:


                        Acquisition    Acquisition    Number of      Type of                        Plan Year
Entity Acquired            Date           Type        Employees      Transfer (1,2)   Amount (3)    Affected (4)
----------------------------------------------------------------------------------------------------------------
                                                                                                       2001
GMAC Residential Holding Corp.
  Clayton National, Inc 03/31/2001     Net Assets           86       Rollover
GMAC Commercial Holding Corp.
  Univest Financial
   Services, LLC        01/09/2001     Net Assets           68       Rollover
  Keystone Mortgage
   Partners, LLC        02/02/2001     Net Assets           42       Rollover
  Paramount Financial
   Group, LLC           03/12/2001     Net Assets          135       Rollover

See Notes on page 10.



THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

Notes:

(1) Trust to Trust transfers involve mapping the funds from the former entity's plan to the Group's current plan. Funds are directly transferred from the former entity's trustee to the Group's trustee.
(2) Rollovers afford the former entity's plan participants the opportunity to roll their funds into the Group's Plan. Participants are eligible to rollover to the Group's Plan as of the entity's acquisition date.
(3) Approximate amount of assets to be transferred in a Trust to Trust transfer is noted above. No amount is disclosed for Rollovers as participants are not required to roll funds over to the Plan.
(4) Acquisitions affecting the 2000 plan year are included in the activity noted within the statement of changes of net assets available for benefits.
(5) Former employees of Carlson Real Estate Company, Norwood Real Estate Company, and Landry, Lyons & Whyte Company are vested in accordance with their former plan's vesting schedule and their original dates of hire.
(6) Prior to their acquisition by the Group, DiTech Funding Corporation and Allan D. Dannat & Company employees did not participate in a 401(k) plan. Upon acquisition, employees of the former DiTech Funding Corporation and Allan D. Dannat & Company were eligible for participation in the Group's Plan. Employees will be vested in accordance with the Plan's vesting schedule and their original dates of hire.




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting. The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

      . Investment transactions are recorded on the trade date and investment balances are stated at fair value. Assets are invested in common stocks, mutual funds and pooled separate accounts are carried at quoted market price. Participant loans are valued at cost, which approximates fair value.

      . Net appreciation in fair value of investments is computed based on the fair value of investments at the beginning of the Plan year compared with the fair value of investments at the end Plan Year.

      . Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

      . Balances in the loan fund are carried at the principal balance outstanding.

      .  Distributions are recorded when paid.

      . The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

         of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

      In 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which simplifies disclosures for certain investments.


3.    CONTRIBUTIONS TO THE PLAN

      Annual additions to a participant's account are subject to certain limitations imposed by the Plan and the Internal Revenue Code of 1986, as amended ("the Code"). Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 12% of compensation (subject to a limit of $10,500 and $10,000 for the years ended December 31, 2000 and 1999,respectively). The participant contribution limitation is evaluated annually to determine if an adjustment for cost of living increases is necessary to the extent permitted by the Code. The Group will match a participant's contribution in cash up to 6% of compensation, to an annual limit of $3,000. Employer contributions are made to the General Motors Unitized Stock Fund. Based on the participant's election, participant contributions can be directed to any of several investment funds or options (see Note 7). Participants may elect to change contribution elections daily and are permitted to change allocations among funds or transfer balances between funds, in 1% increments daily.

4.    VESTING

      Two pre-tax basis accounts are maintained for each participant. The Salary Reduction Account consists of a participant's contributions and is fully vested. The Matching Account consists of the Group's contributions. A participant's Matching Account vested balance is 20% after one year of credited service and increases 20% per year thereafter until fully vested.

      Although it has not expressed any intent to do so, the Group has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

5.    DISTRIBUTIONS

      A participant may withdraw his or her vested assets at any time after termination of employment, subject to an excise tax penalty if withdrawn prior to age 59 1/2. Prior to termination of employment, the assets may only be withdrawn because of disability or financial hardship. A participant may elect to receive his or her withdrawal in either a lump-sum payment, by purchase of various annuities or over various periods of time. A participant may also elect a distribution of shares of stock to the extent shares have been credited to his or her account. A participant also has the option of borrowing against his or her vested balance in an amount up to 50% of the participant's accrued vested benefit as determined on the valuation date, or $50,000, whichever is less (see Note 8).

6.    FORFEITURES

      Upon termination, the non-vested portion of the participant's Matching Account is forfeited. Participant forfeitures are used to reduce subsequent Group contributions.

7.    INVESTMENT FUNDS OR OPTIONS

      Participants may direct the plan trustee to make investments of participant contributions in the investment options described below:

      Fidelity Growth & Income Fund - The fund seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests in common stocks, securities convertible into common stocks, preferred stocks, and fixed income securities.

      Fidelity Magellan Fund - The fund seeks long-term capital appreciation by investing in stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic, and multinational companies.

      Fidelity Contrafund - The fund seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in common stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation.

      Fidelity Managed Income Fund - The fund seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality, short- and long-term investment contracts issued by insurance companies, banks, and other approved financial institutions.

      Fidelity Asset Manager Fund - The fund seeks a high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds, and short-term instruments.

      Fidelity Retirement Government Money Market Fund - The fund seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by the obligations.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

      Fidelity OTC Portfolio Fund - The fund seeks capital appreciation by investing mainly in equity securities traded on the over-the-counter market.

      Fidelity Overseas Fund - The fund seeks long-term capital growth primarily through investments in foreign securities. Investments may include common stock, securities convertible to common stock, and debt instruments. Due to currency fluctuations and the political and economic uncertainties associated with foreign investments, the risks and potential rewards relating to this fund are greater than funds which purchase U.S. investments.

      Fidelity Blue Chip Fund - The fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in common stocks issued by blue-chip companies. These companies are defined as companies with market capitalizations of at least $200 million, if the company's stock is included in the S&P 500 or the Dow Jones Industrial Average, or $1 billion if not included in either index.

      Fidelity Small Cap Stock Fund - The fund seeks capital appreciation by investing mainly in equity securities of companies with small market capitalization believed to be undervalued compared to others in their industry. The fund may also invest in all types of equity securities and may invest a portion of its assets in the stock of companies with larger capitalization.

      Fidelity Aggressive Growth Fund - This fund seeks capital appreciation by investing primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earning or revenue growth. The fund focuses on investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

      Fidelity Spartan U.S. Equity Index Fund - The fund seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stocks of companies publicly traded in the United States of America. The fund invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of stocks publicly traded in the United States of America. The fund may also lend securities to earn income for the fund.

      Fidelity Puritan Fund - The fund seeks high income with preservation of capital and the potential for growth of capital. It invests in a broadly diversified portfolio of high-yielding equity and debt securities.

      Fidelity Ginnie Mae Fund - The fund seeks a high level of current income by investing primarily in Government National Mortgage Association (Ginnie
      Mae) securities and other securities that are guaranteed by the full faith and credit of the U.S. Government and private issuers. Assets not invested in Ginnie Maes may be invested in any type of U.S. or foreign debt or other income producing investments.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

      Fidelity U.S. Bond Index Fund - The fund seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index. Under normal conditions, the fund will invest at least 80% of its assets in bonds included in the Aggregate Bond Index.

      Fidelity Low-Priced Stock Fund - The fund seeks capital appreciation and normally invests at least 65% of total assets in low-priced common stocks ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies.

      Fidelity Equity-Income Fund - This fund seeks reasonable income and will also consider the potential for capital appreciation. The fund seeks a yield that exceeds the yield on the securities comprising the Standard & Poor's 500 Index. Normally, this fund will invest at least 65% of total assets in income-producing equity securities and potentially invests in other types of equity securities and debt securities, including lower-quality debt securities.

      Fidelity Freedom Funds - These funds provide investment diversity based on the projected years to retirement. A participant can choose the fund tailored to their retirement specification. These funds eliminate the need for the investor to determine the asset allocation. Six Fidelity Freedom Funds are included in the plan. Fidelity Freedom Income Fund, Fidelity Freedom 2000, Fidelity Freedom 2010, Fidelity Freedom 2020, Fidelity Freedom 2030, and Fidelity Freedom 2040.

      General Motors Unitized Common Stock Fund - The objective is to provide a General Motors Stock investment option that can be traded and accessed with the same frequency and timeliness as a Fidelity mutual fund. This fund is primarily comprised of GM Common Stock and a small percentage of cash and/or other liquid investments (usually 1-3%). The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five-day settlement period. During 2000 and 1999, contributions to each participant's Matching Account are invested in the GM Unitized Common Stock Fund.

      Delphi Automotive Unitized Common Stock Fund - Effective May 28, 1999 GM declared a special dividend which equaled participants receiving 0.70 shares of common stock of Delphi Automotive Systems (Delphi) for every share held of GM $1-2/3 par value common stock. Since the Plan holds shares of the GM $1-2/3 par value common stock through its GM Unitized Common Stock Fund, Plan participants were eligible to receive shares of Delphi Automotive common stock. Such exchange to the Plan was recorded as a stock dividend and totaled approximately $6.9 million.

      This exchange required the addition of Delphi Automotive Unitized Common Stock Fund which will remain as an investment option through May 28, 2002; however, no further contributions or exchanges from any other investment options into the Delphi Automotive Unitized Common Stock Fund will be permitted during that time. Dividends, if any, paid on Delphi common stock held will be transferred into the Fidelity Retirement Government Money Market Fund.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

      Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Delphi common stock, the amount of any dividends paid thereon, and any interest earned on short-term investments held by the fund.

      General Motors Class H Common Stock Fund - Effective April 24, 2000, GM offered to exchange a prorated percentage of approximately 25% of GM Class H common stock for each share of $1-2/3 par value common stock that was validly tendered and accepted by GM. All plan participants holding $1-2/3 par value common stock were eligible to participate in the exchange offer. The prorated percentage (approximately 25%) was based on the number of $1-2/3 par value shares tendered in the offer of approximately 335.8 million shares. The exchange was voluntary and expired on May 16, 2000. This exchange required the addition of GM Class H Common Stock Fund, which will remain as an investment option indefinitely; however, no further contributions or exchanges from any other investment options into the GM Class H Common Stock Fund will be permitted. Dividends, if any, paid on GM Class H Common Stock held will be re-invested back into the GM H Stock Fund.

      Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the GM Class H Common Stock, the amount of any dividends paid thereon, and any interest earned on short-term investments held by the fund.

      First Union Financial Corp. Common Stock - Activity is limited to the reinvestment of earnings and participant distributions.

      Raytheon Unitized Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of $1-2/3 par and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks. Plan participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Plan participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A units for each unit of GM $1-2/3 held. The determination of the allocation ratio for units was based on the number of units held in the Plan. Such exchange was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

      This exchange required the addition of Raytheon Unitized Common Stock Fund which will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

      investment options into the Raytheon Unitized Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A common stock held will be invested in an income fund investment option prior to allocation to participant's accounts.

      Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A common stock, the amount of any dividends paid thereon, and any interest earned on short-term investments held by the fund.

      The number of participants in each Investment Fund or Option as of December 31, 2000 and 1999 is shown below. The sum of participation by Investment Fund or Option is greater than the total number of Plan participants because participation is allowed in more than one fund or option.

      Option                                             2000        1999
      ------                                             ----        ----

      Fidelity Growth & Income Fund                     4,134       4,334
      Fidelity Magellan Fund                            4,167       3,980
      Fidelity Contrafund                               2,763       2,795
      Fidelity Managed Income Fund                      1,328       1,460
      Fidelity Asset Manager Fund                       1,339       1,371
      Fidelity Retirement Government Money Market Fund  5,538       5,839
      Fidelity OTC Portfolio Fund                       2,258       1,436
      Fidelity Overseas Fund                            1,884       1,454
      Fidelity Blue Chip Fund                           1,890       1,191
      Fidelity Small Cap Stock Fund                     1,033         839
      Fidelity Aggressive Growth Fund                   1,116           0
      Fidelity Spartan U.S. Equity Index Fund             726         578
      Fidelity Puritan Fund                               845         878
      Fidelity Ginnie Mae Fund                            609         587
      Fidelity U.S. Bond Index Fund                       367         243
      Fidelity Low-Priced Stock Fund                      150           0
      Fidelity Equity Income Fund                         118           0
      Fidelity Freedom Income Fund                         84          65
      Fidelity Freedom 2000 Fund                          104         102
      Fidelity Freedom 2010 Fund                          284         281
      Fidelity Freedom 2020 Fund                          470         397
      Fidelity Freedom 2030 Fund                          649         485
      Fidelity Freedom 2040 Fund                           21           0
      GM Unitized Common Stock Fund                     7,649       6,880
      Delphi Automotive Unitized Common Stock Fund      4,172       5,253
      GM Motors Class H Common Stock Fund                 670           0
      First Union Financial Corp. Common Stock             21          21
      Raytheon Unitized Common Stock Fund               2,069       2,481

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

8.    LOANS RECEIVABLE FROM PARTICIPANTS

      Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed five years. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options. During the year ended December 31, 2000, there were approximately $4,180,000 and $2,906,000 of new borrowings and principal repayments, respectively. During the year ended December 31, 1999, there were approximately $3,901,000 and $2,393,000 of new borrowings and principal repayments, respectively. At December 31, 2000, there were 1,107 loans outstanding with an average balance and interest rate of $5,287 and 9.21%, respectively. At December 31, 1999, there were 981 loans outstanding with an average balance and interest rate of $5,368 and 9.49%, respectively.

      Two employees of the Group who serve on the Pension Committee also have outstanding loans receivable. Loan activity for these individuals for the years ended December 31, 2000 and 1999 is as follows:

                                             2000          1999
                                             ----          ----

         New Loans                         $11,500      $52,468
         Principal Repayments               14,316       10,326
         Average Balance at December 31     15,581       24,824
         Average Rate                        9.040%       9.350%

9.    TAX STATUS

      The Plan obtained its latest determination letter on July 13, 1995 in which the Internal Revenue Service ("IRS") stated that the Plan, subject to the adoption of several technical amendments, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan adopted the technical amendments on August 9, 1995 to comply with the requirements noted in the letter. Therefore, no provision for income taxes has been included in the Plan's financial statements.

10.   RELATED PARTY TRANSACTIONS

      Advisory, auditing and accounting services are paid for by the Group on behalf of the Plan. Costs for such outside services amounted to approximately $282,000 and $236,000 during the years ended December 31, 2000 and 1999, respectively. The administrative expenses relating to the funds are paid directly by the participants from the fund's assets and are factored into the net asset value.

      The Plan has invested in common stock of General Motors Corporation ("GM"), the indirect parent of the Group. See Note 7 for certain financial information. During the years ended December 31, 2000 and 1999, the Plan had the following GM stock transactions:

                                                2000           1999
                                                ----           ----

         Total dollar amount of purchases  $21,915,096    $19,670,266
         Total dollar amount of sales       13,089,496      8,542,806

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

11.   SCHEDULE OF INVESTMENTS EXCEEDING 5% OF NET ASSETS

      Identity of Issue                                 2000          1999
                                                        ----          ----

      Fidelity Management Trust Company:

         Growth and Income Fund (1,063,464 and
          1,046,310 shares, respectively)           $44,771,817    $49,343,979
         Magellan Fund (269,566 and 230,261
          shares, respectively)                      32,159,193     31,460,616
         Contrafund (475,305 and 415,332
          shares, respectively)                      23,370,751     24,928,203
         Managed Income Fund (19,810,524 and
          20,441,263 shares, respectively)           19,810,524     20,441,263
         OTC Portfolio Fund (289,892 and
          161,378 shares, respectively)              11,900,054     10,968,864
         Asset Manager Fund (804,322 and
          719,607 shares, respectively)              13,528,701     13,226,382
         General Motors Unitized Common
          Stock Fund* (3,120,101 and 2,606,352
          shares, respectively)                      36,380,378     41,936,205

         * Nonparticipant-directed

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

12.  NONPARTICIPANT-DIRECTED INVESTMENTS

                                          December 31,
                                    2000                 1999
                                    ----                 ----
Net Assets:
    Common stock                 $39,748,173          $47,431,322


                                          December 31,
                                    2000                 1999
                                    ----                 ----

Interest and dividends            $1,425,473           $1,407,032
Net (depreciation) appreciation
in fair value of investments     (15,491,901)           4,786,113
Contributions:
  Employee                         1,143,694            1,216,106
  Employer - gross                13,337,947           11,465,057
                                  ----------           ----------

Total contributions               14,481,641           12,681,163

Distributions to
Participants                      (3,308,137)          (1,803,493)
Rollovers                            207,932              275,444
Transfers among investment
options                           (4,998,157)          (1,951,215)
                                   ---------            ---------


(Decrease) increase in net
assets available for
benefits during the year          (7,683,149)          15,395,044

Net assets available for
benefits at beginning of
the year                          47,431,322           32,036,278
                                  ----------           ----------

Net assets available for
benefits at end of year          $39,748,173          $47,431,322
                                  ==========           ==========


THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN


                Schedule H, Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          DECEMBER 31, 2000

                                                                                                   Current
  Identity of Issue                       Description                                  Cost         Value
---------------------------------------   ---------------------------------------   -----------   -----------
                                          Participant Loans (Interest rates from
                                            8.25% to 10.75%)                        $5,905,859    $5,905,859
Fidelity Management Trust Company
Growth and Income Fund (2)                Growth & Income Fund                      40,637,788    44,771,817

Fidelity Management Trust Company
Magellan Fund (2)                         Growth Fund                               30,314,094    32,159,193

Fidelity Management Trust Company
Contrafund (2)                            Growth Fund                               24,664,824    23,370,751

Fidelity Management Trust Company
Managed Income Fund (2)                   Stable Value Fund                         19,810,524    19,810,524

Fidelity Management Trust Company
Asset Manager Fund (2)                    Asset Allocation Fund                     13,882,940    13,528,701

Fidelity Management Trust Company
Retirement Government Money Market Fund   Money Market Fund                         12,199,093    12,199,093

Fidelity Management Trust Company
OTC Portfolio Fund (2)                    Growth Fund                               16,656,537    11,900,054

Fidelity Management Trust Company
Overseas Fund                             International Growth Fund                  9,676,534     8,434,350

Fidelity Management Trust Company
Blue Chip Growth Fund                     Growth & Income Fund                       8,456,377     7,666,669

Fidelity Management Trust Company
Small Cap Stock Fund                      Growth Fund                                3,715,294     3,829,039

Fidelity Management Trust Company
Aggressive Growth Fund                    Growth Fund                                5,957,399     3,736,380

Fidelity Management Trust Company
Spartan U.S. Equity Index Fund            Growth Fund                                3,826,302     3,641,237




THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

                Schedule H, Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          DECEMBER 31, 2000

                                                                                                    Current
  Identity of Issue                       Description                                  Cost         Value
---------------------------------------   ---------------------------------------   -----------    ----------

Fidelity Management Trust Company
Puritan Fund                              Balanced Fund                              3,297,954     3,206,641

Fidelity Management Trust Company
Ginnie Mae Fund                           Income Fund                                2,489,331     2,508,126

Fidelity Management Trust Company
U.S. Bond Index                           Bond Fund                                  1,115,105     1,135,759

Fidelity Management Trust Company
Low-Priced Stock Fund                     Growth Fund                                  325,034       321,804

Fidelity Management Trust Company
Equity Income Fund                        Growth Fund                                  168,649       170,411

Fidelity Management Trust Company
Freedom Income Fund                       Asset Allocation Fund                        224,170       224,150

Freedom 2000 Fund                         Asset Allocation Fund                        468,642       444,486

Freedom 2010 Fund                         Asset Allocation Fund                      2,158,649     2,167,291

Freedom 2020 Fund                         Asset Allocation Fund                      2,829,306     2,773,811

Freedom 2030 Fund                         Asset Allocation Fund                      2,821,545     2,803,438

Freedom 2040 Fund                         Asset Allocation Fund                         60,966        58,307

Fidelity Management Trust Company
General Motors Unitized Common Stock
Fund (1)(2)                               Common Stock Fund                         38,212,219    36,380,378

Fidelity Management Trust Company
Delphi Automotive Unitized Common Stock
Fund (1)                                  Common Stock Fund                          3,334,794     2,939,816

Fidelity Management Trust Company
GM Class H Common (1)                     Common Stock Fund                            934,131     1,174,759



THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN


                Schedule H, Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          DECEMBER 31, 2000


                                                                                                    Current
  Identity of Issue                       Description                                  Cost          Value
---------------------------------------   ---------------------------------------   -----------   -----------

First Union Financial Corporation
Common Stock                              Common Stock Fund                            333,986       705,307

Raytheon Corporation
Raytheon Class A Unitized Common Stock
Fund (1)                                  Common Stock Fund                            658,774       427,979

                                                                                  ------------  ------------
                                          TOTAL                                   $255,136,820  $248,396,130
                                                                                  ============  ============

(1)   Party in interest.
(2)   Individual investment represents 5% or more of the Plan's net assets.

THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN




                      Schedule            H, Item 4j - SCHEDULE OF REPORTABLE
                                          TRANSACTIONS DECEMBER 31, 2000


                                                                                               Current
                                                                                               Value of
                                                                                               Asset on
                                                       Purchase     Selling        Cost        Date of
Identity of Party       Description of Asset            Price        Price       of Asset     Transaction       Net Gain
-----------------       --------------------          -----------   -------     -----------   -----------       --------
GM Stock Fund           General Motors Unitized       $17,326,105       -       $17,326,105   $17,326,105           -
                        Stock Fund


